Exhibit 99.1

Jeffs’ Brands to Acquire Amazon.uk Market Leader in the $2 Billion Market of Pest Control Products for $1.9 million

The U.K.-based company had approximately $5.8 million revenues in 2022

Tel Aviv, Israel, March 06, 2023 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has entered into a definitive agreement (the “Agreement”) to acquire the entire share capital of Fort Products Ltd., a company incorporated in England and Wales and engaged in the sale of pest control products primarily through Amazon.uk (“Fort”).

Pursuant to the Agreement, Jeffs’ Brands will acquire all of the outstanding shares of Fort, which operates five private label brands currently being sold on Amazon.uk and on other Ecommerce channels, in cash, for £1,600,000 (approximately $1,920,000), which is subject to a net working capital adjustment to be calculated in accordance with a pre-agreed formula. The adjusted purchase price is estimated to be approximately £2,000,000 (approximately $2,400,000). Such estimation is subject to a post-completion reconciliation by Jeffs’ Brands. Upon execution of the Agreement, £400,000 has been placed in escrow and is subject to forfeiture in certain circumstances.

Fort is a market leader in pest control products sold in several market niches of pest control products. Fort products’ estimated market share on Amazon.uk was between 35.7% and 26.5%, as of July 2022. Fort’s products generated approximately £4.8 million ($5.8 million) in revenues for the year ended December 31, 2022 (unaudited). Currently, Fort’s brands and products have over 55,000 reviews, 82% of which are 4- and 5-star reviews.

“We continue to execute our mission of expanding our own brands and targeting attractive sectors that we believe have great growth potential. Our plan is to expand the reach of Fort’s products by expanding to new territories and online platforms, a process we engage in for all of our brands,” said Viki Hakmon, Chief Executive Officer of the Company.

The completion of the Transaction is conditioned upon the Company entering into settlement agreements with all of its employees by which such employees’ employment with the Company will terminate 3 months following the completion of the Transaction. During this period, Jeffs’ Brands intends to carry out operational changes in the Company’s business that will allow the Company to wind down the activities conducted in its leased warehouse and to move all such operations to Amazon warehouses.

The sellers have agreed to continue providing the Company consultancy services for a 3-month period, in consideration for a monthly fee of £2,500 (approximately $3,000) and have undertaken not to compete with the Company for a period of 3 years from completion of the Transaction.

According to ResearchDive, the global rodent control market accounted for approximately $3,209.8 million in 2020 and is predicted to grow with a CAGR of 4.9%, by generating revenues of approximately $4,659.7 million by 2028. Also according to ResearchDive, the products sub-type is anticipated to have a dominant market share and generate a revenue of approximately $2,796.8 million by 2028, growing from approximately $1,878.6 million in 2020.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our mission, our the entry into the definitive, the acquisition of Forts, the timing of closing and the anticipated benefits of such acquisition and our intention to expand the brand’s reach by launching its products in new territories and platforms.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:
Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com